SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	January	2013
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News Release, dated January 10, 2013.

Document 1

For Immediate Release	January 10, 2013

SONDE RESOURCES CORP.  ANNOUNCES INITIATION OF WESTERN CANADA
STRATEGIC ALTERNATIVES PROCESS

CALGARY, ALBERTA--(Marketwire – January 10, 2013) – Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE MKT LLC: SOQ) reports that it has retained FirstEnergy Capital Corp. (“FirstEnergy”) to initiate a process to explore and evaluate potential strategic alternatives with regard to Sonde’s western Canadian production and exploratory acreage, with a view to enhancing shareholder value.  In particular, the Company seeks alternatives that will reduce emphasis on legacy producing assets, and facilitate a focus on creating value from its large portfolio of exploratory acreage, which contains significant holdings in the Duvernay, Montney, Detrital-Banff and Wabamun plays of west central Alberta.

Sonde has approximately 354,000 net acres of land (238,000 undeveloped). Of Sonde’s undeveloped acreage inventory, there are approximately 94,500 net acres in the Duvernay, 44,000 net acres in the Montney, 43,000 net acres in the Detrital-Banff and 51,000 net acres in the emerging Wabamun play.

Sonde’s western Canadian assets produced 2,155 barrels of oil equivalent per day in the third quarter of 2012 with 83 percent of its production in the southern Alberta cash-generating unit focused in the Greater Drumheller area.  Sonde’s production was 68 percent natural gas and 32 percent liquids.  At September 30, 2012, Sonde had $24.6 million in cash and an undrawn bank facility of $30 million.

As financial advisor to the Board of Directors (the “Board”) of Sonde, FirstEnergy will assist in the process of analyzing and evaluating prospects and options available to the Company, which may include, among other alternatives, a sale of all or a material portion of the assets of the Company, a strategic investment in Sonde’s undeveloped acreage, a joint venture, or a merger or other business combination involving Sonde. The Board has established a Special Committee comprised of independent directors to oversee the strategic review process.

Sonde has not set a timetable for the completion of the strategic alternatives process and it does not intend to comment further regarding the process unless a specific transaction is approved by the Board, the strategic alternatives process is concluded or it is otherwise determined that further disclosure is necessary. There can be no assurances that the process will result in a transaction of any form.

Further information on the assets and process will be available via FirstEnergy in early January, 2013. Questions regarding the process should be directed to the FirstEnergy contacts listed below.

Sonde recently announced it has reached a definitive farm out of a 66.67% interest in its offshore North Africa Joint Oil Block.  The farm out calls for a transition of operatorship from Sonde to its new partner and potential removes the uncertainty of funding its exploratory well obligations or penalties.  The farm out of the Joint Oil Block remains subject to various approvals including that of Joint Oil.

Sonde Resources Corp. is a Calgary, Alberta, Canada based energy company engaged in the exploration and production of oil and natural gas.  Its operations are located in Western Canada, and offshore North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Boe Presentation – Reserve and resource information is commonly reported in units of barrel of oil equivalent (“boe”). For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil. This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Such disclosure of boe’s may be misleading, particularly if used in isolation.

Forward Looking Information – This news release contains "forward-looking information" within the meaning of applicable Canadian securities laws and "forward looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, among others, those concerning the Company’s planned Western Canada strategic review process.  There can be no assurances that the process will result in a transaction of any form.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, market and operating conditions, management's expectations regarding future growth, plans for and result of exploration and development activities, availability of capital, future commodity prices and differentials and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, changes in market conditions, operational risks in development, exploration and production; the uncertainty of reserve and resource estimates; the uncertainty of estimates and projections in relation to production; volatility in the capital markets and changes in the availability of capital generally. Additional assumptions and risks relating to the Company and its business and affairs are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com., and the Corporation's annual reports on Form 40-F on file with the U.S. Securities and Exchange Commission.

Although management believes that the expectations reflected in the forward-looking information or forward-looking statements are reasonable, prospective investors should not place undue reliance on forward-looking information or forward-looking statements because Sonde can provide no assurance those expectations will prove to be correct. Sonde bases its forward-looking statements and forward-looking information on information currently available and do not assume any obligation to update them unless required by law.

For Further Information, Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6

Kurt A. Nelson
Chief Financial Officer
Phone: (403) 503-7944
E-Mail: knelson@sonderesources.com

www.sonderesources.com

FirstEnergy Capital Corp.
Suite 1100, 311 – 6th Avenue S.W.
Calgary, Alberta, Canada, T2P 3H2

Erik B. Bakke
Managing Director, Corporate Finance
Phone: (403) 262-0649
E-Mail: ebbakke@firstenergy.com

Brian F. Dunn
Managing Director, Acquisitions & Divestitures
Phone: (403) 262-0602
E-Mail: bfdunn@firstenergy.com

www.firstenergy.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	January 10, 2013	By:	/s/ Kurt A. Nelson
			Name:	Kurt A. Nelson
			Title:	Chief Financial Officer